United States securities and exchange commission logo





                               March 15, 2021

       Ken Suslow
       Chief Executive Officer
       Sandbridge Acquisition Corp
       1999 Avenue of the Stars, Suite 2088
       Los Angeles, CA 90067

                                                        Re: Sandbridge
Acquisition Corp
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
16, 2021
                                                            CIK No. 0001816708

       Dear Mr. Suslow:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 submitted February 16, 2021

       Market and Industry Data, page ii

   1. Please revise the section titled Market and Industry Data to clearly state that you are liable for the information
included in your registration statement. Please also remove the statements that
"Sandbridge cannot assure you of the accuracy and completeness of such information" and "you
should be aware that any such market, industry and other similar data may not be
reliable."
       Questions and Answers for Stockholders of Sandbridge
       Q: May our Sponsor and the other initial stockholders purchase public shares or warrants prior to the Special Meeting?, page vii
 Ken Suslow
FirstName
SandbridgeLastNameKen    Suslow
            Acquisition Corp
Comapany
March      NameSandbridge Acquisition Corp
       15, 2021
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2. Disclose how you will notify securityholders of the entry into any such arrangements referenced herein.
Q: What is Owlet?, page viii

3. We note your disclosure here and throughout the registration statement that Owlet
         "designs and sells products and services that empower parents with technology and data to proactively monitor the health and wellness of their children from conception to kindergarten." However, we also note that your Owlet Smart Sock "fits babies 0 to 18 months" according to Owlet's website and your "Smart Sock Plus" appears to still be in development. Please revise your statement to clarify the current age groups your products are able to monitor or otherwise advise.
Structure of Business Combination, page 14

4. To facilitate understanding, please include an organizational chart depicting the organizational structure of the entities involved both before and after the consummation of the transactions.
Conditions to the Completion of the Business Combination, page 17

5. Please amend your disclosure to identify each condition that is subject to being waived.
         Please make conforming changes to your Conditions to Closing of the Business
         Combination discussion beginning on page 103.
Interests of Sandbridge's Directors and Officers in the Business Combination, page 19

6. We note that founder shares were transferred to your "independent directors." In addition, to disclosing the transfer please include additional disclosure here and on page 94 explaining that Mr. Toubassy, Mr. De Sole and Mr. Goss are your independent directors and that they may have a conflict of interest in determining
         whether a particular business is an appropriate business with which to effectuate your initial business combinations vis-a-vis their receipt of founder shares.
7. Please quantify the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of a recent practicable date.
Comparative Per Share Data, page 28

8. Please also provide the equivalent pro forma per share data required by Item 3(f) of Part
         I.A. of the Form S-4 in addition to pro forma per share information. Background of the Business Combination, page 89

9. We note your disclosure throughout this section that, "Sandbridge and its advisors continued to review documents provided in a virtual data room opened by Owlet" and
         "Sandbridge Board met with its advisors to discuss the proposed business combination
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SandbridgeLastNameKen    Suslow
            Acquisition Corp
Comapany
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         with Owlet." Please revise your disclosure to clarify and clearly describe the specific
         "advisors" who participated in each meeting or discussion. In addition, please disclose the
         "third-party consulting firm" you engaged to assist in evaluating Owlet's addressable market.
10. Please revise to clarify how the transaction structure and consideration evolved during the negotiations between the parties, including proposals and counter-proposals made during the course of those negotiations. For example, elaborate how the transaction structure and valuations changed from the November 1, 2020 LOI that included an earnout provision with respect to a portion of the founder shares to the "multiple revised drafts of the LOI"
         that were traded between Sandbridge and Owlet from November 1, 2020 to November 3,
         2020. To the extent the valuation was changed please disclose such change along with the reasons for such change.
11.      We note that Citigroup is entitled to deferred underwriting commissions upon
         consummation of your initial business combination for services rendered in connection with your IPO and we note from your IPO registration statement on Form S-1 filed
         August 24, 2020, that Citigroup agreed to waive their rights to their deferred underwriting commission held in the trust account in the event you do not complete your initial business combination. In addition, we note your disclosure that
         Citigroup was Sandbridge's capital markets advisor. Please disclose these facts, where appropriate, throughout your registration statement. Additionally, please include a risk factor discussing the potential conflict of interest stemming from
Citi   s interest in the
         consummation of the merger transaction.
Sandbridge Board's Reasons for Approval of the Business Combination, page 93

12. We note your disclosure that there are "certain closing conditions that are not within
         Sandbridge   s control." Please revise your disclosure to identify the
specific conditions
         outside of your control.
Satisfaction of 80% Test, page 97

13. Please discuss the qualitative and quantitative factor your Board relied upon in greater detail, including Owlet's competitive positioning.
Expenses, page 118

14. We note you disclosure on page 21 that your estimated transaction fees and expenses are
         $35 million. Please revise your disclosure here to quantify the anticipated expenses in connection with the business combination.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 147
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            Acquisition Corp
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15. We note in adjustment (BB) the references to FF liabilities and PSAC common stock. This adjustment does not appear to relate to Owlet or Sandbridge. Please revise or advise.
Information Related to Owlet, page 160

16. Please provide objective support for your statement that you believe there to be a $81 billion market opportunity for your current and pipeline products by 2025.
Connected Ecosystem Pipeline, page 162

17. Please expand your disclosure to explain what you mean when you state, "dynamic soothing technology." In addition, please clarify whether any of the technology
         or features you discuss for your future pipeline actually exists, either in completed form or in a prototype. To the extent it is not developed at all, please revise your disclosure to clearly describe the current status of each of your planned adjacent products.
Our Market Opportunity, page 163

18. On page 163 and elsewhere throughout this section, you reference "lifetime value ( LTV ). Please expand this disclosure to explain how you estimate LTV
         and explain in greater detail what this term means and how it is calculated.
Our Competitive Advantages, page 164

19. For all statements regarding industry leadership, please disclose the metric upon which each statement is based. We note, for example, your references to being a "pioneer in the connected nursery" and a "Leading Technology and Brand."
Our Growth Strategies, page 164

20. Please identify the third-party who conducted the survey of 306 parents. In addition, please identify how the parents were selected, including whether or not they were existing users of your product. Furthermore, clarify the specific type of service or product (e.g. the
         Owlet Smart Sock, another product, telehealth, etc.) parents indicated interest in purchasing when you state "parents...would pay $20 or more per month." Proprietary Data Advantage, page 165

21. We note your disclosure that 1.5 million parents have downloaded your application.
         Please include the number of active users of your application as of a recent date.
Clinical Research Involving Our Products
Supraventricular Tachycardia Study, page 166

22. We note your reference to the study of data collected from 100,949 infants wearing your Owlet Smart Sock device resulted in a "2.5% cumulative incidence"
of
         tachyarrhythmia based off of "suspected episodes." We also note your study of "[t]wo
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SandbridgeLastNameKen    Suslow
            Acquisition Corp
Comapany
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         large, population-based studies previously estimated the prevalence of SVT in infants to be between 0.10% and 0.25%." Please revise your disclosure to quantify the number of infants studied in these large population-based studies. In addition, we note your disclosure elsewhere that the "Owlet Smart Sock is not a medical device." Please update your disclosure here to describe the medical monitoring device used in the large population studies and clarify that the data from The Journal of Pediatrics was generated from the Owlet Smart Sock, which is not currently a FDA approved device.
Intellectual Property, page 177

23. We note that you plan to file the Kalay Service and License Agreement with ThroughTek
         Co. Ltd. as Exhibit 10.23. Please disclose the material terms of this agreement here instead of the Manufacturing section.
24. We note your disclosure throughout this section that you have patents in certain foreign countries. In addition, we note your disclosure that you "plan to leverage [y]our connected ecosystem of offerings to acquire market share globally, with a heightened focus on
         Europe, Asia, and Latin America." Please revise this section to specifically identify all material foreign jurisdictions where patents are granted or patent applications are pending and also include the patent expiration dates and expected expiration dates for pending patent applications for each material foreign jurisdiction. Management's Discussion and Analysis of Financial Condition and Results of Operations of
Owlet
Critical Accounting Policies and Estimates, page 186

25. Please revise to provide a more robust discussion of your critical accounting policies and estimates focusing on the assumptions and uncertainties that underlie your critical accounting estimates rather than largely duplicating the accounting policy
         disclosures in your financial statement footnotes. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were used. Please refer to SEC Release
         No. 34-48960.

Revenue Recognition, page 186

26. We note that amounts allocated to the implied right to software services and the implied right to receive future unspecified application upgrades, added features, and bug fixes, are recognized on a straight-line basis over the estimated usage period of the underlying hardware product. Please expand your disclosures to provide additional insight regarding the estimated usage period used.
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27. Please help us better understand how you determined your performance obligations pursuant to 606-10-25-14. In regards to the implied right to software performance obligation, please better clarify what this right includes and how you determined this would represent a separate performance obligation. Please also better explain the nature of the embedded firmware and how this was determined to be essential to the functionality of the hardware.

Financial Statements of Owlet Baby Care Inc.
Note 1. Description of Organization and Summary of Significant Accounting
Policies
Revenue Recognition, page F-39

28. Please expand your revenue recognition disclosures to address the following:
             provide disaggregated revenue disclosures pursuant to ASC 606-10-50-5. Please refer to the guidance in paragraphs 606-10-55-89 through 55-91;
             provide disclosures related to your payment terms, including when payment typically is due, whether the consideration amount is variable, and whether the estimate of variable consideration is typically constrained in accordance with paragraphs 606-10-
             32-11 through 32-13. Refer to ASC 606-10-50-12(b);
             provide the disclosures related to your remaining performance obligations pursuant to
             ASC 606-10-50-13 through 50-16; and
             pursuant to ASC 606-10-50-20, please disclose the methods, inputs, and assumptions used for determining the transaction price and the amounts allocated to performance obligations.
29. We note that you capitalize incremental contract acquisition costs and subsequently amortize them over the expected benefit period unless the expected benefit period is less than 12 months for which you have elected to apply the practical expedient in ASC 606 to expense as incurred. If assets have been recognized related to these costs in accordance with paragraph 340-40-25-1, please provide the disclosures required by ASC 340-40-50-1 through 50-6.
General

30. We note that your disclosure uses technical jargon. Please define or explain any technical terms the first time they are used such that they may be understood by potential investors who are unfamiliar with your products. For example only, please define terms such as, full stack," RFQ process," and "NRE quotes."
       You may contact Nudrat Salik at 202-551-3692 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.
 Ken Suslow
Sandbridge Acquisition Corp
March 15, 2021
Page 7

                                           Sincerely,
FirstName LastNameKen Suslow
                                           Division of Corporation Finance
Comapany NameSandbridge Acquisition Corp
                                           Office of Life Sciences
March 15, 2021 Page 7
cc:       Emily J. Oldshue, Esq.
FirstName LastName